Zodiac Exploration Inc. TSX VENTURE: ZEX

January 28, 2011

Zodiac Exploration Inc. Files

Annual NI 51-101 Reports

CALGARY, ALBERTA (Newswire January 28, 2011) - Zodiac Exploration Inc. (TSX VENTURE: ZEX) announces that it has filed its Statement of Reserves Data and other Oil and Gas Information for the period ended September 30, 2010 prepared in accordance with Form 51-101F1 under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, together with the related 51-101F3, copies of which may be viewed on the SEDAR website at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
or
Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848
www.zodiacexploration.ca